January 16, 2009

Mail Stop 4561

Mr. Robert H. King
President and Chief Executive Officer
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, New Jersey 08054

Re: Sterling Banks, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2008,
June 30, 2008, and September 30, 2008
File Number: 333-133649

Dear Mr. King:

        We have reviewed your filings and have the following comments. Please be as
detailed as necessary in your explanation. In our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. After
reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB, for fiscal year ended December 31, 2007

Exhibit 1. Financial Report, December 31, 2007

Management's Discussion and Analysis, page F-3

Allowance for Loan Losses, page F-8

1.   We note on page F-9 that you present your allocation of the allowance for loan
        losses and the summary of the activity in the allowance for a two year period.
        Please revise your future filings, beginning with your next Form 10-K, to provide
        information required by Item III. Loan Portfolio and Item IV. Summary of Loan
        Loss Experience of Industry Guide 3 for a five-year period as required by General
        Instruction 3 to Industry Guide 3.

Financial Statements

Note 2. Business Combination, page F-28

2.   We note your disclosure that as a result of the acquisition of Farnsworth Bancorp,
        Inc. on March 16, 2007, you recorded a core deposit intangible of $3.471M
        relating to the addition of $105.7M in deposits, which is amortized over a ten year
        period. We also note that for the year ended December 31, 2007 deposits have
        decreased $52M and that for the nine-months ended September 30, 2008 deposits
        have decreased an additional $29M. Please tell us how you considered these
        decreases in deposits in determining that no impairment on your core deposit
        intangible is necessary.

Form 10-Q for fiscal quarter ended September 30, 2008

Item 2. Managements Discussion and Analysis

Allowance for Loan Losses, page 18

3.   We note that your allowance for loan losses increased marginally from $2.9
        million at December 31, 2007 to $3.0 million at September 30, 2008 even though
        your nonaccrual loans increased from $4.5 million to $8.1 million and impaired
        loans increased from $7 million to $10.7 million during these same time periods,
        respectively. Please tell us and revise your disclosure in future filings to
        comprehensively bridge the gap between the significant increases in your non-

performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in your allowance for loan losses. For example, discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses, discuss in detail how you measure impairment on your impaired loans and link this information to the increase to your allowance for loan losses and discuss in detail the extent to which your non-performing and impaired loans are collateralized. Also, consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses. Please provide us your proposed disclosures using your September 30, 2008 financial information as an example.

4. We note your SFAS 157 disclosure on page 14 that you currently have $10.72M in impaired loans as of September 30, 2008, with a related specific allowance of $515K. Please tell us and revise future filings to provide enhanced disclosures, beginning with your 2008 Form 10-K, with respect to the nature and category of impaired loans, your process for determining the allowance related to these, and the reasons for changes in each of the periods presented.

Goodwill, page 18

5. We note your disclosure that you recorded $11.8 million in goodwill from your merger-related activities during 2007 and that you will perform your annual impairment test during the fourth quarter. We further note your disclosure that your market capitalization was less than the total shareholders' equity and that it is possible that you will have a goodwill impairment charge in a future period if current market conditions persist. Given the fact that your share price has been below its book value for an extended period of time at September 30, 2008, please tell us whether you have performed an interim impairment test and if so, how you determined that your goodwill was not impaired.

Form 8-K filed on October 24, 2008

Exhibit 99.1

6. We note your disclosure that as of September 30, 2008, your residential spot construction loan portfolio represented 19% of total loans and have experienced elevated levels of delinquency, and in some cases default. Given the significant amount of loans in this category, please tell us how you determined that a separate presentation of real estate construction loans and related Industry Guide 3 disclosure in your MD&A is not required, or revise future filings accordingly.

7.   With a view towards enhanced disclosures in your next Form 10-K, please tell us whether any of your residential spot construction loans or other loan products have established loan-funded interest reserves. If so, please tell us the following:

- The amount of such loans and the accompanying interest reserves as of December 31, 2007 and the three subsequent quarter ends.
- How you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan.
- Whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes.
- Your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves.
- Whether any of your loans with interest reserves are currently on non-accrual or are impaired.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3423, if you have questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief